東京青山・青木法律事務所

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FILE NO. 82-34777

December 6, 2004


04054216

VIA AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

West Japan Railway Company
Rule 12g-3(2)(b) Exemption Application

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to West Japan Railway Company (the "Company") with respect to its international offering of common stock, enclose herewith English translations of the documents which contents were announced by the Company:

- Notice of Adjustment to the Forecast of Year-End Dividend for the Year Ended March 31, 2004 (the 17th Business Year) (dated April 20, 2004);
- Flash Report (Consolidated and Non-Consolidated Basis) Results for the year ended March 31, 2004 (dated May 14, 2004);
- Notice of the 17th Ordinary General Meeting of Shareholders (dated May 31, 2004);
- Documents Attached to the Notice of the 17th Ordinary General Meeting of Shareholders (from April 1, 2003 to March 31, 2004) (dated May 2004);
- Notice of Resolutions of the 17th Ordinary General Meeting of Shareholders (dated June 23, 2004);
- Notice of Transfer of Shares of Vodafone K.K. and Adjustment to the Forecasts of Operating Results for the Fiscal Year Ending March 31, 2005 (dated June 23, 2004);
- Flash Report (Consolidated Basis) Results for the first quarter ended June 30, 2004 (dated August 3, 2004) and

dlw 1/31

- Flash Report (Consolidated and Non-Consolidated Basis) Results for the period ended September 30, 2004 (dated November 5, 2004).

Yours truly,



Kunio Aoki

Encls.

cc: West Japan Railway Company
Sullivan & Cromwell, Tokyo (w/o documents)

(Translation)

FILE NO. 82-34777

April 20, 2004

Dear Sirs:

Name of the company:	West Japan Railway Company
Representative:	Tsuyoshi Kakiuchi President and Representative Director
Code No.:	No. 9021 Tokyo Stock Exchange Osaka Securities Exchange Nagoya Stock Exchange and Fukuoka Stock Exchange
Inquiries to be directed to:	Tatsuo KijimaGeneral Manager of Corporate Communication Department (Tel.: 06-6375-8889)

Notice of Adjustment to the Forecast of Year-End Dividends for the Year Ended March 31, 2004 (the 17th Business Year)

Notice is hereby given that West Japan Railway Company (the "Company"), at the meeting of its Board of Directors held on April 20, 2004, determined to pay year-end dividends per share for the year ended March 31, 2004, as described below:

Description

1. Reason for the adjustment to the forecast of dividends:

The Company's dividends policy emphasizes the payment of stable and regular dividends, and it has paid ordinary dividends in the amount of ¥5,000 per share annually.

On March 12, 2004, Japan Railway Construction, Transportation and Technology sold its share of the Company and consequently, the Company has completed the process of its privatization in both name and reality. Hence, to show our gratitude to our shareholders for their support and cooperation, the Company, at the meeting of its Board of Directors held today, determined to pay commemorative dividends in the amount of ¥1,500 per share, in addition to year-end ordinary dividends for the year ended March 31, 2004.

We will submit a proposition on the payment of commemorative dividends to the 17th Ordinary General Meeting of Shareholders of the Company to be held towards the end of June 2004.

2. Particulars of the amendment:

	Interim dividend per share	Year-end dividend per share	Annual dividend per share
Previous forecast (on November 7, 2003)	¥2,500	¥2,500	¥5,000
Adjusted forecast	¥2,500	¥4,000 (Ordinal dividend: ¥2,500 Commemorative dividend: ¥1,500)	¥6,500 (Ordinal dividend: ¥5,000 Commemorative dividend: ¥1,500)
(For reference) Results for the previous business year (from April 1, 2002 to March 31, 2003)	¥2,500	¥2,500	¥5,000

- END -

August 3, 2004
Last posted on August 3, 2004

West Japan Railway Company

Flash Report (Consolidated Basis)

Results for the first quarter ended June 30, 2004

Forward-Looking Statements

Statements made in this release with respect to JR-West's plans, objectives, strategies, beliefs, including any forecasts or projections, and other statements that are not historical facts are forward-looking statements about the future performance of JR-West that are based on management expectations, assumptions, estimates and beliefs in light of the information currently available to it. Such forward-looking statements are subject to various risks and uncertainties that could cause actual results to be different, possibly materially, from the results anticipated in the statements. Potential risks and uncertainties include, without limitation, the following:

- economic recession, deflation, declines in population or other factors that negatively affect our businesses;
- adverse changes in governmental regulations and guidelines;
- service improvements and decreases in price among competitors;
- declines in operating revenues or unexpected increases in costs;
- liability or adverse publicity associated with property or casualty losses; and
- earthquake and other natural disaster risks.

Information for which the date is not specified in this release is as of August 3, 2004. JR-West does not undertake to revise forward-looking statements to reflect future events or circumstances.

The contents of this document were, to be best of our knowledge, current and accurate as of August 3, 2004. However, the passage of time may have rendered the information in this document stale. We will not review this document after its posting on August 3, 2004. to determine whether it remains accurate, and information in this document may have been superseded by subsequent announcements. We disclaim any responsibility to updated, revise or correct this document, whether as a result of new information, future events or otherwise.

FLASH REPORT (CONSOLIDATED BASIS)

Company name: West Japan Railway Company
Stock listings: Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya and Fukuoka Stock Exchanges

Code number: 9021

URL: http://www.westjr.co.jp

Address of headquarters: 4-24, Shibata 2-chome, Kita-ku, Osaka 530-8341, Japan

President: Takeshi Kakiuchi

For further information, please contact: Tatsuo Kijima, General Manager, Corporate Communications Department

Telephone: +81-6-6375-8889

1. Items related to the preparation of this summary of quarterly results

(1) There were no changes in accounting methods.

(2) Changes in consolidated financial conditions

Consolidated subsidiaries:	66
Non-consolidated subsidiaries accounted for by equity method:	0
Affiliated companies accounted for by equity method:	4
Number of consolidated subsidiaries added:	1
Number of consolidated subsidiaries removed:	1
Number of equity method affiliated companies added:	0
Number of equity method affiliated companies removed:	0

2. Results for the first quarter of fiscal 2005 (from April 1, 2004 to June 30, 2004)

(1) Operating results

(Figures less than ¥1 million have been omitted)

	Operating revenues (% change from the same quarter of the previous year)		Operating income (% change from the same quarter of the previous year)		Recurring profit (% change from the same quarter of the previous year)	
	Millions of yen		Millions of yen		Millions of yen	
First quarter of FY2005	292,269	(2.3)	31,295	(22.2)	21,206	(40.4)
First quarter of FY2004	285,666	(-)	25,606	(-)	15,106	(-)
(Reference) Year ended March 31, 2004	1,215,735		126,930		85,863	

	Net income (% change from the same quarter of the previous year)		Net income per share	Net income per share after dilution
	Millions of yen		Yen	Yen
First quarter of FY2005	13,340	(40.5)	6,673.10	-
First quarter of FY2004	9,496	(-)	4,750.59	-
(Reference) Year ended March 31, 2004	47,016		23,423.19	-

(2) Financial Position

	Total assets	Total shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
First quarter of FY2005 (as of June 30, 2004)	2,331,464	483,697	20.7	241,955.71
First quarter of FY2004 (as of June 30, 2003)	2,389,086	447,205	18.7	223,701.64
(Reference) FY2004 (as of March 31, 2004)	2,410.358	479,762	19.9	239,876.24

(3) Cash flows

	Operating activities	Investing activities	Financing activities	Cash at the end of the first quarter
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
First quarter of FY2005	-19,577	-28,028	11,940	34,990
First quarter of FY2004	-26,703	-34,833	28,093	56,600
(Reference) FY 2004 (as of March 31, 2004)	140,229	-91,691	-67,991	70,655

3. Forecasts for fiscal 2005 (from April 1, 2004 to March 31, 2005)

	Operating revenues	Recurring profit	Net income	Net income per share
	Millions of yen	Millions of yen	Millions of yen	Yen
Interim 2005	597,800	47,400	41,300	-
Fiscal 2005	1,220.800	91,500	63,900	31,868.63

(Reference)
Forecasts for fiscal 2005 on a non-consolidated basis (from April 1, 2004 to March 31, 2005)

	Operating revenues	Recurring profit	Net income	Net income per share
	Millions of yen	Millions of yen	Millions of yen	Yen
Interim 2005	421,000	41,700	37,500	-
Fiscal 2005	846,700	73,500	55,800	27,849.50

* See cautionary statement regarding Forward-Looking Statements on the front page of this report with respect to some risks and uncertainties that may cause actual results of differ from these forecasts.

Performance Highlights

Operating revenues: ¥292.2 billion
Operating income: ¥31.2 billion
Recurring profit: ¥21.2 billion
Net income: ¥13.3 billion

1. Results by Business Segment (Consolidated Basis)

1) Transportation Operations

JR-West worked to bolster the competitive strength of its Sanyo Shinkansen services by striving to continue to realize the benefits of the October 2003 revision of the Sanyo Shinkansen Line timetable and enhancing the customer convenience of its *Nozomi* train services, achieving the latter by broadening the scope of the *Nozomi* early reservation discount tickets, in terms of period covered and area of use, for customers that make early reservations.

As for conventional lines, JR-West took steps to improve its Urban Network service, including the ongoing introduction of new rolling stock, and worked to augment the transportation capacity of its intercity transportation service through such initiatives as increasing departures of the Limited Express *Maizuru* and adding cars to the Limited Express *Kita-Kinki* and other trains.

On the sales and marketing side, JR-West worked to generate and expand tourism demand by continuing to develop the "Discover West" campaign to boost demand for travel from the Tokyo metropolitan area to western Japan and launching the "Japanese Beauty Hokuriku" campaign to promote travel from the Tokyo metropolitan and Kansai areas to the Hokuriku area. In addition, JR-West introduced "F tickets"—discount packages that include train tickets from the Kyoto-Osaka-Kobe area to the Nanki area and the use of a rental car to promote travel to the latter's high-profile sites registered on the World Heritage List, created new "Tabi Sapuri" day trip packages exclusively for women that can only be booked via the Internet, and moved forward with other proactive sales and marketing activities.

Against a backdrop of intensifying competition in highway bus services, JR-West worked to enhance the customer convenience of its bus operations through such measures as the introduction of Reward Cards for the highway bus routes between Kyoto/ Osaka/Kobe and Tokyo/Shinjuku.

As a result, operating revenues for Transportation Operations increased 2.8%, to ¥207.0 billion, and operating income climbed 23.5%, to ¥26.5 billion, as compared with the same period of the previous fiscal year.

2) Sales of Goods and Food Services

As part of "NexStation Plan" efforts to bolster the competitiveness of its stations, JR-West worked to expand its business in and around stations by opening a convenience store inside Hiroshima Station, Daily•in mini-convenience stores inside Sannomiya Station and Tennoji Station, and an accessory shop MONiQUE in the Wakayama JOWA shopping center in front of Wakayama Station. In addition, sales of souvenirs have taken off along with the rise in passenger traffic subsequent to the timetable revisions implemented in the previous fiscal year. JR-West strove to bring customer service at the JR Kyoto Isetan department store to an even higher level by extending the store's hours of operation. The performance of JR Kyoto Isetan remained strong throughout the fiscal period under review, as it has since its opening.

As a result, operating revenues for the Sales of Goods and Food Services segment rose 3.4%, to ¥57.0 billion, and operating income climbed 17.7%, to ¥1.3 billion, as compared with the same period of the previous fiscal year.

3) Real Estate

JR-West's efforts to develop its operations in and around stations include the remodeling of the third

floor of the Tennoji Station shopping center Station Plaza Tennoji to better meet the needs of families and the opening of a mini-station building on the west side of Hiroshima Station. Also, JR-West commenced sales of condominiums at the States Gran Ashiya, completing the signing of all 100 units built during the first stage of development.

As a result, operating revenues for the Real Estate segment edged up 1.9%, to ¥17.1 billion, and operating income jumped 17.3%, to ¥4.7 billion, as compared with the same period of the previous year.

4) Other Businesses

JR-West's hotel operations posted robust accommodation revenues and showed generally strong performance, owing mainly to a recovery from the downturn spurred by the SARS outbreak in the previous fiscal year. JR-West also worked to expand its business opportunities, making forays into car sharing, day care for the elderly, and living support businesses and opening its second station-based comprehensive child care center, JR Kawanishi-Ikeda Kids Room, on the premises of Kawanishi-Ikeda Station on the JR Takarazuka Line. As for JR-West's travel agency operations and maintenance and engineering services, which are included in the Other Businesses segment, revenues generally tend to be concentrated in the latter half of the fiscal year due to seasonal fluctuation.

As a result, operating revenues decreased 1.7% from the same period of the previous fiscal year, to ¥50.6 billion, and an operating loss of ¥1.3billion was posted, remaining at around the same level.

2. Forecasts for Fiscal 2005

JR-West has decided not to make changes at this time to the consolidated results forecasts for the fiscal year ending March 31, 2005, announced on June 23, 2004, as performance for the period under review is in line with the previously announced plans. This is also the case with non-consolidated forecasts for fiscal 2005.

3. Financial Position

(1) Cash flows from operating activities

Income before income taxes amounted to ¥24.2 billion; however, corporate tax, bonuses, and other payments resulted in a cash outflow from operating activities of ¥19.5 billion.

(2) Cash flows from investing activities

Cash flows used in investing activities came to ¥28.0 billion due to measures to ensure safe and stable transportation and capital expenditures for improvements in transport capabilities.

(3) Cash flows from financing activities

In spite of the reduction in long-term debt and payables and the payment of dividends, cash inflow came to ¥1.9 billion thanks to the issue of commercial paper and other factors.

As a result of the aforementioned factors, cash and cash equivalents at the end of the first quarter of fiscal 2005 declined ¥35.6 billion, to ¥34.9 billion, compared with the end of the previous fiscal year.

	Millions of yen			
	First quarter of FY 2005 (as of June 30, 2004)	FY2004 (as of March 31, 2004)	Change	First quarter of FY 2004 (as of June 30, 2003)
ASSETS				
Current assets:				
Cash	35,650	71,317	-35,667	57,416
Accounts receivable	32,368	35,747	-3,379	30,184
Deferred tax assets	15,511	25,436	-9,925	14,028
Other current assets	71,967	69,865	2,102	73,816
Total current assets	**155,497**	**202,366**	**-46,868**	**175,446**
Fixed assets:				
Property, plant and equipment	**2,032,208**	**2,062,505**	**-30,297**	**2,065,983**
Investments and other assets:	**143,755**	**145,482**	**-1,726**	**147,625**
Investment securities	53,378	56,188	-2,810	58,395
Deferred tax assets	67,233	65,030	2,203	64,306
Other investments and assets	23,143	24,263	-1,119	24,924
Total fixed assets	**2,175,964**	**2,207,988**	**-32,024**	**2,213,609**
Deferred assets	**3**	**4**	**-1**	**30**
Total assets	**2,331,464**	**2,410.358**	**-78,894**	**2,389,086**

	Millions of yen			
	First quarter of FY 2005 (as of June 30, 2004)	FY2004 (as of March 31, 2004)	Change	First quarter of FY 2004 (as of June 30, 2003)
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Current portion of long-term debt	54,399	96,997	-42,597	104,848
Accounts payable	50,536	84,926	-34,389	44,291
Other current liabilities	325,027	363,018	-37,990	337,418
Total current liabilities	**429,964**	**544,942**	**-114,978**	**486,558**
Long-term liabilities:				
Bonds and long-term debt	1,079,095	1,041,549	37,546	1,090,752
Retirement allowances for employees	207,353	208,934	-1,580	180,677
Other long-term liabilities	107,759	111,572	-3,813	162,146
Total long-term liabilities	**1,394,209**	**1,362,056**	**32,152**	**1,433,576**
Total liabilities	**1,824,173**	**1,906,998**	**-82,825**	**1,920,135**
Minority interest	**23,594**	**23,598**	**-4**	**21,746**
Shareholders' equity				
Capital stock	100,000	100,000	-	100,000
Capital surplus	55,000	55,000	-	55,000
Consolidated retained earnings	324,638	319,491	5,146	286,935
Evaluation differences on other securities	4,386	5,597	-1,211	5,596
Treasury stock	-327	-327	-	-327
Total shareholders' equity	**483,697**	**479,762**	**3,935**	**447,205**
Total liabilities, minority interest, and shareholders' equity	**2,331,464**	**2,410,358**	**-78,894**	**2,389,086**

CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen			
	First quarter of FY 2005 (as of June 30, 2004)	First quarter of FY 2004 (as of June 30, 2003)	Change	(Reference) FY 2004
Operating revenues	**292,269**	**285,666**	**6,603**	**1,215,735**
Operating expenses	**260,973**	**260,059**	**913**	**1,088,804**
Operating income	**31,295**	**25,606**	**5,689**	**126,930**
Nonoperating revenues.	**776**	**1,291**	**-515**	**7,336**
Nonoperating expenses	**10,865**	**11,791**	**-925**	**48,403**
Recurring profit	**21,206**	**15,106**	**6,100**	**85,863**
Extraordinary profits	**5,621**	**14,487**	**-8,866**	**110,915**
Extraordinary losses	**2,606**	**14,370**	**-11,763**	**108,044**
Income before income taxes	**24,221**	**15,224**	**8,997**	**88,734**
Corporation, inhabitants and enterprise taxes	10,380	5,822	4,557	39,799
Minority interests in earnings of consolidated subsidiaries	500	-	500	1,918
Minority interests in loss of consolidated subsidiaries	-	95	-95	-
Net income	**13,340**	**9,496**	**3,843**	**47,016**

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen			
	First quarter of FY 2005 (as of June 30, 2004)	First quarter of FY 2004 (as of June 30, 2003)	Change	FY 2004
I. Cash flows from operating activities				
Net cash provided by operating activities	**-19,577**	**-26,703**	**7,126**	**140,229**
II. Cash flows from investing activities				
Purchases of property, plant and equipment	-38,052	-45,689	7,637	-142,773
Other	10,023	10,856	-832	51,081
Net cash used in investing activities	**-28,028**	**-34,833**	**6,804**	**-91,691**
III. Cash flows from financing activities				
Change in long-term borrowings, net	-5,051	-5,114	63	-67,168
Other	16,992	33,208	-16,216	-823
Net cash used in financing activities	**11,940**	**28,093**	**-16,153**	**-67,991**
IV. Change in cash and cash equivalents, net	**-35,665**	**-33,443**	**-2,222**	**-19,453**
V. Cash and cash equivalents at beginning of the period	**70,655**	**89,310**	**-18,655**	**89,310**
VI. Change in cash and cash equivalents accompanying consolidation of additional subsidiaries	**-**	**732**	**-732**	**798**
VII. Cash and cash equivalents at the end of the period	**34,990**	**56,600**	**-21,610**	**70,655**

SEGMENT INFORMATION

1. Information by business segment

First quarter of fiscal 2004 (from April 1, 2003 to June 30, 2003)

	Millions of yen						
	Transportation	Sales of goods and food services	Real estate	Other	Total	Eliminations and intergroup	Consolidated
Operating revenues	201,543	55,123	16,851	51,535	325,054	-39,387	285,666
Operating expenses	180,000	54,002	12,845	52,731	299,579	-39,519	260,059
Operating income	21,542	1,121	4,005	-1,195	25,474	131	25,606

First quarter of fiscal 2005 (from April 1, 2004 to June 30, 2004)

	Millions of yen						
	Transportation	Sales of goods and food services	Real estate	Other	Total	Eliminations and intergroup	Consolidated
Operating revenues	207,095	57,018	17,166	50,647	331,927	-39,657	292,269
Operating expenses	180,498	55,699	12,465	51,966	300,629	-39,655	260,973
Operating income	26,597	1,319	4,700	-1,319	31,298	-2	31,295

(Reference) Fiscal 2004 (from April 1, 2003 to March 31, 2004)

	Millions of yen						
	Transportation	Sales of goods and food services	Real estate	Other	Total	Eliminations and intergroup	Consolidated
Operating revenues	844,258	229,815	69,987	257,233	1,401,294	-185,559	1,215,735
Operating expenses	749,841	224,147	51,967	247,580	1,273,537	-184,733	1,088,804
Operating income	94,417	5,667	18,019	9,653	127,757	-826	126,930

Figures less than ¥1 million have been omitted

Reference Materials

CONSOLIDATED STATEMENTS OF INCOME (Reference)

	Billions of yen		
	First quarter of FY 2005	First quarter of FY 2004	Change from the same period of the previous year
Operating revenues	<1.41> 292.2	<1.41> 285.6	6.6
Operating expenses	260.9	260.0	0.9
Operating income	31.2	25.6	5.6
Nonoperating revenues and expenses, net	-10.0	-10.4	0.4
Recurring profit	21.2	15.1	6.1
Extraordinary profit and loss, net	3.0	0.1	2.8
Income before income taxes	24.2	15.2	8.9
Income taxes	10.3	5.8	4.5
Minority interests in consolidated subsidiaries	0.5	-0	0.5
Net income	<1.17> 13.3	<1.07> 9.4	3.8

Note: Figures in parenthesis are the consolidated-to-parent ratio

SEGMENT INFORMATION (Reference)

	Billions of yen		
	First quarter of FY 2005	First quarter of FY 2004	Change from the same period of the previous year
Transportation			
Operating revenues	207.0	201.5	5.5
Operating income	26.5	21.5	5.0
Sales of goods and food services			
Operating revenues	57.0	55.1	1.8
Operating income	1.3	1.1	0.1
Real estate			
Operating revenues	17.1	16.8	0.3
Operating income	4.7	4.0	0.6
Other			
Operating revenues	50.6	51.5	-0.8
Operating income	-1.3	-1.1	-0.1

CONSOLIDATED BALANCE SHEETS (Reference)

	Billions of yen		
	First quarter of FY 2005 (as of June 30, 2004)	FY2004 (as of March 31, 2004)	Change
ASSETS			
Current assets:			
Total current assets	155.4	202.3	-46.8
Fixed assets:			
Property, plant and equipment	1,963.0	1,994.8	-31.7
Construction in progress	69.1	67.7	1.4
Investments and other assets	143.7	145.4	-1.7
Total fixed assets	2,175.9	2,207.9	-32.0
Total assets	**2,331.4**	**2,401.3**	**-78.8**

	Billions of yen		
	First quarter of FY 2005 (as of June 30, 2004)	FY2004 (as of March 31, 2004)	Change
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Current portion of long-term debt	54.3	96.9	-42.5
Accounts payable	375.5	447.9	-72.3
Total current liabilities	**429.9**	**5,449**	**-114.9**
Long-term liabilities:			
Bonds and Long-term debt	1,079.0	1,041.5	37.5
Retirement allowances for employees	207.3	208.9	-1.5
Deposits received	107.7	111.5	-3.8
Total long-term liabilities	**1,394.2**	**1,362.0**	**32.1**
Total liabilities	**1,824.1**	**1,906.9**	**-82.8**
Minority interests in consolidated subsidiaries	**23.5**	**23.5**	**-0**
Capital stock	100	100	-
Capital surplus	55.0	55.0	-
Capital reserve	324.6	319.4	5.1
Evaluation differences on other securities	4.3	5.5	-1.2
Treasury stock	-0.3	-0.3	-
Total shareholders' equity	**483.6**	**479.7**	**3.9**
Total liabilities and shareholders' equity	**2,331.4**	**2,410.3**	**-78.8**

CONSOLIDATED STATEMENTS OF CASH FLOWS (Reference)

	Billions of yen		
	First quarter of FY 2005	First quarter of FY 2004	Change from the same period of the previous year
I. Cash flows from operating activities			
Income before income taxes adjustments	24.2	15.2	8.9
Depreciation and amortization	27.4	27.0	0.3
Loss on deduction of contributions received for construction	1.9	13.0	-11.1
Change in allowance for retirement benefits	-1.5	-1.1	0.4
Change in allowance for bonuses	-18.6	-19.5	0.8
Gain on contributions received for construction	-2.0	-13.0	11.0
Income taxes paid	-28.6	-23.5	-5.1
Other	-22.2	-24.8	2.5
Net cash provided by operating Activities (A)	**-19.5**	**-26.7**	**7.1**
II. Cash flows from investing activities			
Purchases of property, plant and equipment	-38.0	-45.6	7.6
Receipts of contributions for the construction of railway facilities	9.9	9.4	0.4
Other (B)	0.1	1.3	-1.2
Net cash used in investing activities	**-28.0**	**-34.8**	**6.8**
Free cash flow (C= A+B)	**-47.6**	**-61.5**	**13.9**
III. Cash flows from financing activities			
Change in long-term borrowings, net	-5.0	-5.1	0
Increase in long-term debt	42.0	32.7	9.3
Repayment of long-term debt	-47.0	-37.8	-9.2
Cash dividends	-7.6	-4.8	-2.8
Other	24.6	38.0	-13.3
Net cash used in financing activities (D)	**11.9**	**28.0**	**-16.1**
Total	**-35.6**	**-33.4**	**-2.2**
Change in cash and cash equivalents accompanying consolidation of additional subsidiaries (E)	**-**	**0.7**	**-0.7**
Change in cash and cash equivalents, net (F= C+D+E)	**-35.6**	**-32.7**	**-2.9**

NON-CONSOLIDATED STATEMENTS OF INCOME (Reference)

	Billions of yen		
	First quarter of FY 2005	First quarter of FY 2004	Change from the same period of the previous year
Operating revenues:			
Transportation	185.2	180.3	4.8
Transportation incidentals	5.6	5.7	-0.1
Other operations	4.5	4.6	-0.1
Miscellaneous	11.9	11.5	0.4
	207.3	**202.2**	**5.1**
Operating expenses:			
Personnel costs	72.0	73.7	-1.7
Nonpersonnel costs	62.5	59.3	3.1
Rental payments, etc	6.2	7.8	-1.5
Taxes	14.3	14.6	-0.2
Depreciation	22.8	22.3	0.4
	178.1	**178.0**	**0**
Operating income:	**29.2**	**24.1**	**5.0**
Nonoperating revenues and expenses, net			
Operating revenues	0.5	0.5	-0
Nonoperating expenses	10.2	11.0	-0.7
	-9.7	**-10.5**	**0.7**
Recurring profit:	**19.4**	**13.6**	**5.8**
Extraordinary profit and loss, net			
Extraordinary profit	2.1	14.2	-12.0
Extraordinary loss	1.9	13.9	-11.9
	0.1	**0.3**	**-0.1**
Income before income taxes	**19.6**	**14.0**	**5.6**
Income taxes	8.3	5.1	3.1
Net income	**11.3**	**8.8**	**2.5**

NON-CONSOLIDATED BALANCE SHEETS (Reference)

	Billions of yen		
	First quarter of FY 2005 (as of June 30, 2004)	FYI2004 (as of March 31, 2004)	Change
ASSETS			
Current assets:			
Total current assets	**80.1**	**115.7**	**-35.5**
Fixed assets:			
Fixed assets for railway operations	1,713.9	1,723.3	-9.3
Construction in progress	68.1	66.8	1.2
Investments and other assets	212.4	220.9	-8.5
Total fixed assets	**1,994.5**	**2,011.1**	**-16.6**
Total assets	**2,074.6**	**2,126.8**	**-52.1**

	First quarter of FY 2005 (as of June 30, 2004)	FY2004 (as of March 31, 2004)	Change
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Current portion of long-term debt	47.8	89.9	-42.0
Accounts payable	363.3	426.9	-63.6
Total current liabilities	**411.1**	**516.9**	**-105.7**
Total long-term liabilities:			
Bonds and long-term debt	1,013.4	974.0	39.3
Retirement allowances for employees	190.2	191.6	-1.3
Other long-term liabilities	17.3	4.8	12.4
Total long-term liabilities	**1,221.0**	**1,170.6**	**50.4**
Total liabilities	**1,632.1**	**1,687.5**	**-55.3**
Capital stock	**100.0**	**100.0**	-
Capital surplus	**55.0**	**55.0**	-
Retained earnings:			
Earned legal surplus	11.3	11.3	-
Reserved for advanced depreciation on property	7.6	3.4	4.2
Other reserves	210.0	190.0	20.0
Unappropriated income for current year (Net income)	54.8	75.8	-20.9
Total retained earnings	**283.8**	**280.5**	**3.2**
Evaluation differences on other securities	**3.6**	**3.7**	**-0.1**
Total shareholders' equity	**442.4**	**439.3**	**3.1**
Total liabilities and shareholders' equity	**2,074.6**	**2,126.8**	**-52.1**

Nov 5, 2004
Last posted on Nov 5, 2004

West Japan Railway Company

Flash Report (Consolidated and Non-Consolidated Basis)

Results for the period ended September 30, 2004

Forward-Looking Statements

Statements made in this release with respect to JR-West's plans, objectives, strategies, beliefs, including any forecasts or projections, and other statements that are not historical facts are forward-looking statements about the future performance of JR-West that are based on management expectations, assumptions, estimates and beliefs in light of the information currently available to it. Such forward-looking statements are subject to various risks and uncertainties that could cause actual results to be different, possibly materially, from the results anticipated in the statements. Potential risks and uncertainties include, without limitation, the following:

- economic recession, deflation, declines in population or other factors that negatively affect our businesses;
- adverse changes in governmental regulations and guidelines;
- service improvements and decreases in price among competitors;
- declines in operating revenues or unexpected increases in costs;
- liability or adverse publicity associated with property or casualty losses; and
- earthquake and other natural disaster risks.

Information for which the date is not specified in this release is as of November 5, 2004. JR-West does not undertake to revise forward-looking statements to reflect future events or circumstances.

The contents of this document were, to be best of our knowledge, current and accurate as of November 5, 2004. However, the passage of time may have rendered the information in this document stale. We will not review this document after its posting on November 5, 2004 to determine whether it remains accurate, and information in this document may have been superseded by subsequent announcements. We disclaim any responsibility to updated, revise or correct this document, whether as a result of new information, future events or otherwise.

FLASH REPORT (CONSOLIDATED BASIS)

Company name: West Japan Railway Company

Stock listings: Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya and Fukuoka Stock Exchanges
Code number: 9021
URL: http://www.westjr.co.jp
Address of headquarters: 4-24, Shibata 2-chome, Kita-ku, Osaka 530-8341, Japan
President: Takeshi Kakiuchi
For further information, please contact: Tatsuo Kijima, General Manager, Corporate Communications Department
Telephone: +81-6-6375-8889
Date for Convening the Board of Directors Meeting for Approval of the Consolidated Financial Statements : November 5, 2004
Adoption of U.S. GAAP: No

1. Results for the six months ended September 30, 2004

(1) Operating results

(Figures less than ¥1 million have been omitted)

	Operating revenues (% change from the previous interim period)		Operating income (% change from the previous interim period)		Recurring profit (% change from the previous interim period)	
	Millions of yen		Millions of yen		Millions of yen	
Six months ended September 30, 2004	601,528	(1.6)	71,884	(14.4)	51,831	(24.9)
Six months ended September 30, 2003	592,204	(2.2)	62,829	(-5.5)	41,509	(-1.1)
Year ended March 31, 2004	1,215,735		126,930		85,863	

	Net income (% change from the previous interim period)		Net income per share	Net income per share after dilution
	Millions of yen		Yen	Yen
Six months ended September 30, 2004	40,765	(51.7)	20,391.82	—
Six months ended September 30, 2003	26,867	(15.4)	13,439.57	—
Year ended March 31, 2004	47,016		23,423.19	—

Notes: 1. Gain/(loss) on investment in equity method affiliates:
Six months ended September 30, 2004: ¥ 379 million
Six months ended September 30, 2003: ¥ 620 million
Year ended March 31, 2004: ¥ 1,018million
2. Average number of shares outstanding during period:
Six months ended September 30, 2004: 1,999,115 shares
Six months ended September 30, 2003: 1,999,115 shares
Year ended March 31, 2004: 1,999,115 shares
3. Changes in accounting method: The JR-West Group made an early application of fixed asset impairment accounting principles.
4. Percentages indicate increase/(decrease) in operating revenues, operating income, recurring profit, and net income relative to the previous interim period.

(2) Financial position

	Total assets	Total shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
Six months ended September 30, 2004	2,371,428	510,139	21.5	255,182.82
Six months ended September 30, 2003	2,404,612	463,317	19.3	231,761.51
Year ended March 31, 2004	2,410,358	479,762	19.9	239,876.24

Note: Number of shares outstanding at period end (Consolidated basis):
Six months ended September 30, 2004: 1,999,115 shares
Six months ended September 30, 2003: 1,999,115 shares
Year ended March 31, 2004: 1,999,115 shares

(3) Cash flows

	Operating activities	Investing activities	Financing activities	Cash at end of the six months
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Six months ended September 30, 2004	37,785	-9,045	-22,837	76,558
Six months ended September 30, 2003	36,020	-49,268	-18,739	58,121
Year ended March 31, 2004	140,229	-91,691	-67,991	70,655

(4) Number of subsidiaries and affiliates

Consolidated subsidiaries: 66

Unconsolidated subsidiaries: 0

Affiliates accounted for by the equity method: 4

(5) Changes in the scope of consolidation

The number of consolidated companies added: 1
The number of consolidated companies removed: 1
The number of equity method affiliates added: 0
The number of equity method affiliates removed: 0

Forecasts for fiscal 2005 (April 1, 2004 to March 31, 2005)

	Operating revenues	Recurring profit	Net income
	Millions of yen	Millions of yen	Millions of yen
Fiscal year	1,222,900	93,500	57,200

(Reference) Consolidated net income per share for the fiscal year is forecast to be ¥28,517.15

The forward-looking statements made in this document, including the aforementioned forecasts, are based on all information available to the management at the time of this document's release. Actual results may differ from the results anticipated in the statements.

Please see p.21 of the attached document for more information regarding the aforementioned forecasts.

(1) BASIC MANAGEMENT POLICIES

1. Management Policy

The West Japan Railway Company Group companies (the JR-West Group) are principally engaged in railway operations. Complementary operations in sales of goods and food services and real estate are undertaken with the aim of providing services primarily to the JR-West Group's railway passengers and leveraging the commercial potential of station premises and surrounding properties.

In the execution of these various operations and in line with its basic management policy, West Japan Railway Company (JR-West) and its affiliated companies are working together to realize optimal use of their corporate resources and enhanced competitive strength in their markets. At the same time, they have steadily worked to reinforce their operating structures through focused and effective capital investments and by reconfiguring their administrative and operational systems for increased efficiency.

Amid today's difficult operating environment, JR-West will strive to increase corporate value and maximize the consolidated profit levels of the JR-West Group as a whole. Toward this goal, JR-West will accurately identify market trends while implementing all possible measures and enhance competitive strength in a strategic and timely manner by achieving optimal use of corporate resources.

2. Basic Policy Regarding the Distribution of Profits

JR-West's basic policy is to make stable dividend payments while securing adequate internal capital reserves to maintain a management foundation that is capable of supporting stable, long-term growth.

3. Medium-Term Management Strategy

In November 2001, the JR-West Group established new medium-term management targets for fiscal 2002 to fiscal 2006. Under the collective title "The Second Stage of Railway Revitalization," these targets set the following basic policies:

1. Enhance the security and reliability we offer to our customers
2. Contribute to the advancement and development of society and the economy, with the railway as our core business
3. Increase corporate value and live up to the expectations of our shareholders
4. Strive for business operations that are friendly to the global environment

The following are JR-West's numerical targets for fiscal 2006:

1. Operating income ROA (Return on Assets): 5.4% (Consolidated)
2. Net income ROE (Return on Equity): 9.6% (Consolidated)
3. Operating income: ¥130.0 billion (Consolidated)
4. Net income: ¥50.0 billion (Consolidated)
5. Long-term debt and payables: ¥1,100.0 billion (Consolidated), ¥1,000.0 billion (Non-consolidated)
6. Number of employees at the start of the fiscal year: 32,000 (Non-consolidated)

4. Management Issues

Although Japan's economy is slowly recovering, the operating environment surrounding the JR-West Group is expected to remain challenging for the foreseeable future, owing to such factors as a decline in the size of Japan's labor force due to a decreasing birthrate and an aging population and intensifying competition from rival transportation operations.

Against this background, the JR-West Group aims to raise its profitability by the providing value-added products and services that take customer needs into account. In addition, JR-West Group intends to make realignments and take other measures to enhance the efficiency of its administrative and operational systems, while steadily implementing a variety of cost-cutting strategies and making the utmost efforts to meet the needs of its customers and shareholders for the years to come.

In its core railway operations, JR-West will carry forward with ongoing initiatives to ensure safety and reliability as well as continue to exert the utmost efforts to prevent accidents through the application of appropriate "soft" and "hard" tools. Moreover, in view of the derailment of the Joetsu Shinkansen at the time of the Niigata Chuetsu Earthquake in October 2004, JR-West will also proceed with the implementation of earthquake measures, including anti-seismic reinforcement of pillars supporting elevated tracks. Concerning the sales and marketing aspects of the business, in its Sanyo Shinkansen operations, JR-West will continue to enhance convenience for customers by increasing the number of "Nozomi" trains serving on the Tokaido-Sanyo route. Among intercity and regional services, JR-West will work to improve transportation services; specific measures will include increasing the number of limited express trains and stops along these lines. In its Urban Network services, along with the introduction of new rolling stock, JR-West will increase the number of trains running during the morning and evening commuting hours, especially on the JR Kyoto Line. Steps will also be taken to further improve services on the Special Rapid and Rapid service train networks. To offer ever more customer-friendly railway services, JR-West is also moving forward with development efforts to increase the convenience and services available through its "ICOCA" IC card system, while making other enhancements, including the introduction of additional barrier-free facilities and improvements in waiting rooms located on rail platforms.

Meanwhile, in its Sales of Goods and Food Services and Real Estate operations, JR-West is making steady progress in renovating Osaka Station and in the development of the New Osaka Station Building, while also moving forward with the implementation of its "NexStation Plan" aimed at improving the quality of its stations and continuing to expand business operations within its station premises. Through these and other activities, the JR-West Group is working to substantially expand its business base by making optimal use of its management resources and thereby increase the revenues and net income of the JR-West Group as a whole.

Further, the Shanghai Office of JR-West is working to generate new demand for tourism in China following the granting of permission in September for persons resident in addition areas (in the provinces of Tianjin, Liaoning, Shandong, Jiangsu, and Zhejiang) to travel overseas on group tourist visas.

5. Corporate Governance Policy and Implementation of Initiatives

In the interest of ensuring efficiency in corporate management and legality in its operations, JR-West is working to augment its corporate governance activities through such measures as accelerating the decision-making process, improving supervision of management, and increasing transparency.

(1) Administrative organization for corporate decision-making, executive, and supervisory functions and other mechanisms of corporate governance

To reinforce the supervisory function of the Board of Directors and accelerate the decision-making process, JR-West has reduced the number of directors, introduced the corporate executive officer system, and delegated substantial authority to its corporate executive officers.

In addition to such reforms, since its establishment, JR-West has welcomed individuals from outside the company who possess outstanding management prowess and considerable insight to serve as directors and auditors. At present, two of JR-West's nine directors are external directors and three of its four auditors are external auditors. By receiving valuable administrative advice and

appropriate supervision from outside perspectives, JR-West ensures the transparency and fairness of operations.

The Board of Directors, as a rule, convenes monthly to review reports on the state of business execution in a timely and appropriate manner as well as deliberate crucial management issues and implement swift decision making. In addition, a managerial council composed of representative directors and corporate executive officers of the Company deliberates on fundamental issues regarding business execution.

Based on the supervisory plans formulated by the board of auditors, JR-West's auditors attend Board of Directors' meetings and other important conferences and conduct on-site audits of branch offices and operations, thereby supervising the Board of Directors' execution of its duties as well as providing necessary advice and counsel. Auditors also obtain business reports from subsidiaries and affiliates with which to survey the state of their operations and their financial situations. In addition, through regularly held auditors' conferences, JR-West's auditors review reports on crucial supervisory issues and discuss and decide action measures.

Thus, JR-West has long been putting into practice the basic tenets of the "company with committees" system, and JR-West believes that the ongoing implementation of its current auditor system is the most appropriate approach to augmenting corporate governance.

Regarding internal control mechanisms, in addition to building a framework to apply a systems check with such tools as a collective decision-making system, JR-West is establishing the appropriate committees and organization revisions needed to ensuring transparency and efficiency in the execution of its operations. Moreover, the Auditing Office, an internal supervisory body, conducts supervision of all of JR-West's operations to confirm compliance with laws and regulations and the proper running of operations. Most importantly, JR-West recognizes that ensuring safe and stable transportation is its most important task, and, to this end, the Safety Measures Committee, an internal deliberative organ, determines accident prevention measures and provides the Board of Directors with timely and appropriate reports on its efforts.

Furthermore, to improve its efforts to promote corporate ethics, in November 2002, JR-West established an employee ethics code, an ethics committee, and an ethics consultation office with the aims of improving awareness of ethics-related matters through a program of activities that includes consultation and seminars. In addition, in view of significantly increasing demands for corporations to act responsibly, JR-West is pursuing a range of initiatives that include training programs, to reinforce an awareness of compliance issues among all employees.

In financial auditing, JR-West has commissioned Shin Nihon & Co. as its independent auditor to provide proper auditing based on auditing principles that are generally accepted as fair and adequate. JR-West also commissions certain attorneys to receive advice and guidance pertinent to specific areas.

(2) Overview of personal, capital, and transactional relations and other interests between JR-West and its external directors and auditors.

External director Yoshio Tateishi, as the Representative Director and Chairman of Omron Corporation, external director Akio Nomura, as the Representative Director and Chairman of Osaka Gas Co., Ltd., and external auditor Josei Ito, as the Representative Director and Chairman of Nippon Life Insurance Company, have transactional relations with JR-West.

(3) Implementation of measures to augment corporate governance over the past six months.

During the interim period of fiscal 2005, the Board of Directors convened 6 times, received reports on the execution of operations in a timely and appropriate manner, deliberated on crucial managerial issues, and conducted prompt decision making.

Through attendance in meetings of the Board of Directors and other important conferences, JR-West's auditors carried out supervision of the directors' execution of their duties and provided necessary advice and counsel. The Board of Auditors convened 8 times, reviewed reports on crucial supervisory matters, and discussed and made decisions on the formulation of auditing plans and other necessary issues.

Specific initiatives intended to promote a renewed awareness of compliance matters included holding training sessions related to corporate ethics conducted by outside instructors.

(2) PERFORMANCE HIGHLIGHTS

The Japanese economy continued to recover gradually during the interim period under review, supported by increases in private capital investment and improvement in personal consumption, despite lingering uncertainties regarding exports and employment conditions.

Against this economic background, on March 12, 2004, all JR-West shares held by the Japan Railway Construction, Transport and Technology Agency were sold, thereby making JR-West an entirely private company. In view of this development, the members of the JR-West Group undertook renewed initiatives during the interim period under review with a common awareness of the need for independent action and accountability to reach its medium-term management targets established in November 2001 and maximize its net income, principally in its core railway operations, through the effective use of its assets as well as other measures.

As a result, for the interim period ended September 30, 2004, the JR-West Group reported operating revenues of ¥601.5 billion, up 1.6% year on year; operating income of ¥71.8 billion, up 14.4%; recurring profit of ¥51.8 billion, up 24.9%; and income after income taxes of ¥40.7 billion, up 51.7%.

1. Results by Business Segment (Consolidated Basis)

Transportation Operations

In its railway operations, JR-West, in view of awareness of the paramount importance of safety and reliability, worked to raise the safety consciousness of all personnel through the institution of "Safety Promotion Days" on a regular basis. Also, to improve the practical business capabilities of each and every employee, JR-West utilized the capabilities of its Training Center to implement training and guidance programs in line with activities at the working level. In addition, JR-West carried out other measures related to both "soft" and "hard" tools, including improvements in railway crossings and emergency stop buttons installed on railway platforms.

Concerning the sales and marketing aspects of the business, since the revision of timetables implemented in October 2003, when JR-West introduced a number of service improvements, including expanding the number of Nozomi Trains on the Sanyo Shinkansen, designating non-reserved seating, and increasing the number of stations where Nozomi Trains stop, the number of customers has increased steadily. To reap additional benefits, JR-West also adopted other measures to enhance the competitiveness of its services, including expanding the number of routes where customers can take advantage of Nozomi early reservation discount tickets. Other initiatives on intercity and regional lines included working to expand the number of customers using the ICOCA IC card system, which was introduced in November 2003, on JR-West's Urban Network (covering the Kyoto-Osaka-Kobe area). In addition, JR-West is working with JR-East to improve convenience for their customers by expanding the possibilities for mutual IC card usage. For example, beginning in August 2004, holders of JR-East's "Suica" IC cards can use them on JR-West routes and holders of ICOCA cards can now use them on JR-East's Tokyo metropolitan area and Sendai routes. Moreover, JR-West implemented aggressive sales activities, including campaigns focusing on promoting travel mainly from the Tokyo area to other parts of the country. These included the "Discover West" campaign, launched in fiscal 2004, and a new "Japanese Beauty Hokuriku" campaign.

Services on the Sanyo Shinkansen and many other routes unfortunately had to be suspended as a result of inclement weather conditions and other natural disasters, including torrential rains and a series of typhoons. Heavy rains in July 2004 caused substantial damage, including the washing away of supports of bridges on the Etsumi Hoku Line and suspension of services between Ichijodani and Miyama.

Initiatives to improve customer service included the establishment of the JR-West Customer Center, which responds to a wide range of inquiries and other customer matters. Other activities

included measures to create more customer-friendly railway environments, through the expansion of barrier-free facilities, including the installation of more elevators and escalators, improvements in platform waiting areas, and the beautification of station rest rooms.

Reflecting its concern for preserving the natural environment, JR-West engages in a range of activities to reduce the environmental impact of its operations. These include the development of an environmental management system, based on ISO 14001 international standards and tailored to JR-West's business activities, to monitor and help control the effects of its daily operations on the environment. Other activities include the development of energy-conserving rolling stock and recycling of used materials.

In its bus services, the JR-West Group worked to enhance customer convenience in a number of areas. These included establishing new highway bus routes, including daytime express service between Yokohama and Osaka and between Hiroshima and Kyoto. Also, JR-West Group introduced a dedicated telephone reservation center for the convenience of customers using the JR-West Group's highway bus routes between Kyoto/Osaka/Kobe and Tokyo/Shinjuku.

As a result, operating revenues for Transportation Operations increased 1.7%, to ¥424.0 billion, and operating income climbed 14.7%, to ¥58.5 billion, as compared with the same period of the previous fiscal year.

Sales of Goods and Food Services

As part of "NexStation Plan" efforts, formulated in fiscal 2003, to bolster the competitiveness of its stations, JR-West has worked to expand its food and merchandise outlets in and around its stations. These activities have included opening "Daily•in" mini-convenience stores and eateries inside Sannomiya and Tennoji stations. In addition, the JR-West Group has worked to expand revenues in these outlets by reviewing and reshuffling brand goods offered, principally women's fashion goods, and expanding operating hours and the number of days its JR Kyoto Isetan retail area is open.

As a result, operating revenues for the Sales of Goods and Food Services segment rose 2.4%, to ¥114.7 billion, and operating income climbed 4.5%, to ¥2.9 billion, as compared with the same period of the previous fiscal year.

Real Estate

The JR-West Group's efforts to develop its operations in and around stations include the remodeling and expansion of floor space of J-Mall Rokkomichi and the opening of a mini station building with retail merchandise outlets and eateries on the west side of Hiroshima Station. Also, the JR-West Group worked to make the effective use of its assets through the development of condominiums and residential land. Along with these activities, the JR-West Group began the renovation of Osaka Station in May 2004 as part of activities to thoroughly refurbish the station and develop the New Osaka Station Building adjacent to the existing station.

As a result, operating revenues for the Real Estate segment edged up 0.7%, to ¥34.5 billion, and operating income rose 9.0%, to ¥9.2 billion, as compared with the same period of the previous year.

Other Businesses

The JR-West Group's travel agency operations conducted aggressive marketing activities, as demand for travel held firm in comparison with the previous year. Activities included the expansion of high-value-added travel packages and the differentiation of promotional activities to meet the needs and preferences of various customer segments, including the introduction of electronic travel applications.

In hotel operations, the performance of the lodging division was strong and initiatives were taken to secure revenues, including the holding of various events in the banquet and food/beverage areas as well as providing new benefits for JR-West Hotels cardholders.

As a result, operating revenues increased 1.3% from the same period of the previous fiscal year, to ¥110.9 billion, and operating income leaped 255.7%, to ¥0.8 billion, as compared with the same period of the previous year.

1. Forecasts for the Full Fiscal Year Ending March 31, 2005

The JR-West Group believes that the operating environment will remain challenging. Thus, the Group will implement a variety of measures to leverage its management resources to secure stable earnings and profits and, in turn, maximize corporate value.

Consolidated results forecasts for the fiscal year ending March 31, 2005, are as follows:

Operating revenues	¥	1,222.9 billion
Operating income	¥	131.3 billion
Recurring profit	¥	93.5 billion
Net income	¥	57.2 billion

2. Financial Position

1. Cash flows from operating activities

Income before income taxes adjustment increased and cash flows provided by operating activities amounted to ¥37.7 billion, ¥1.7 billion higher than for the same period of the previous fiscal year.

2. Cash flows from investing activities

Cash flows used in investing activities came to ¥9.0 billion, ¥40.2 billion less than for the same period of the previous fiscal year. Although JR-West made capital investments in new rolling stock, other equipment to promote reliable transport, and improvements in transport capacity, much of this was financed through the sale of investment securities.

3. Cash flows from financing activities

Cash used in financing activities increased ¥4.0 billion, to ¥22.8 billion, compared with the same period of the previous fiscal year, as a result of a reduction in long-term debt of ¥19.9 billion and payment of dividends.

As a result of the aforementioned factors, cash and cash equivalents at the end of the interim period of fiscal 2005 were up ¥5.9 billion, to ¥76.5 billion, compared with the end of the same period of the previous fiscal year.

Cash Flow Indicators

	Fiscal 2001	Fiscal 2002	Fiscal 2003	Fiscal 2004	Fiscal 2005 interim period
Equity ratio (%)	16.1	17.0	18.1	19.9	21.5
Market-based rate of equity ratio (%)	41.6	41.3	30.8	34.6	36.3
Number of years of extinguishment of debt	12.3	10.5	9.7	8.8	-
Interest coverage ratio	1.8	2.2	2.5	2.8	3.3

Notes:

Equity ratio: shareholders' equity/total assets

Market-based rate of equity ratio: total market capitalization/total assets

Number of years of extinguishment of debt: interest-bearing debt / (operating income + interest & dividend income)

Interest coverage ratio: (operating income + interest & dividend income) / interest expense

Notes:

1. All of the figures in the above table indices were calculated on a consolidated basis.
2. Total market capitalization was calculated by multiplying the closing stock price at the fiscal year end by the total amount of outstanding stock at the fiscal year end (excluding treasury stock).
3. Interest-bearing debt refers to long-term interest-bearing debt.
4. The number of years of extinguishment of debt was not reported for the interim period.

(Figures less than ¥1 million have been omitted)

	Millions of yen			
	September 30, 2004	March 31, 2004	Change from the previous year	September 30, 2003
ASSETS				
Current assets:				
Cash	77,218	71,317	5,901	58,912
Trade notes receivable	9,380	12,464	-3,084	9,312
Railway fares receivable	20,083	12,681	7,402	15,498
Accounts receivable	31,974	35,747	-3,773	29,289
Refund of Income tax receivable	0	55	-55	0
Marketable securities	2	12	-10	12
Inventory	22,986	16,241	6,744	23,981
Deferred tax assets	20,908	25,436	-4,528	23,654
Other current assets	31,202	28,761	2,440	30,952
Less allowance for doubtful accounts	-312	-352	39	-207
Total current assets	**213,443**	**202,366**	**11,077**	**191,406**
Fixed assets:				
Property, plant and equipment:	**1,995,596**	**2,041,726**	**-46,130**	**2,052,470**
Buildings	979,412	1,005,173	-25,760	1,017,162
Machinery, equipment and transport equipment	250,029	249,047	981	247,011
Land	674,212	678,705	-4,493	680,913
Construction in progress	70,745	67,705	3,039	67,259
Other property, plant and equipment	21,196	41,094	-19,897	40,124
Intangible fixed assets	**19,934**	**20,779**	**-844**	**14,041**
Consolidation goodwill	214	335	-120	385
Other	19,720	20,443	-723	13,655
Investments and other assets:	**142,451**	**145,482**	-3,030	**146,669**
Investment securities	51,044	56,188	-5,144	55,153
Deferred tax assets	69,554	65,030	4,524	67,374
Other investments and assets	23,344	25,717	-2,372	25,518
Less allowance for doubtful accounts	-1,491	-1,454	-37	-1,377
Total fixed assets	**2,157,983**	**2,207,988**	**-50,005**	**2,213,181**
Deferred assets	**2**	**4**	**-2**	**24**
Total assets	**2,371,428**	**2,410,358**	**-38,930**	**2,404,612**

(Figures less than ¥1 million have been omitted)

	Millions of yen			
	September 30, 2004	March 31, 2004	Change from the previous year	September 30, 2003
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Trade notes payable	28,584	42,710	-14,125	31,847
Short-term loans	15,130	9,943	5,186	8,114
Current portion of long-term debt	18,843	59,273	-40,430	68,168
Current portion of long-term payables for acquisition of railway properties	37,745	37,723	21	35,627
Accounts payable	47,571	84,926	-37,354	49,209
Accrued consumption tax	5,272	8,678	-3,405	8,446
Accrued income tax	31,390	29,293	2,096	27,852
Railway deposits received	6,048	2,539	3,509	8,770
Deposits received	62,156	71,943	-9,787	59,159
Prepaid railway fares received	34,497	30,080	4,416	33,699
Advances received	108,706	81,685	27,020	100,653
Allowance for bonuses	36,461	37,044	-583	38,259
Provision for loss on guarantees	-	-	-	100
Reserve for compensation of completion of construction	38	39	-1	39
Reserve for repairs on concrete structures	-	-	-	504
Reserve for losses on liquidation of businesses	-	20,660	-20,660	-
Other current liabilities	30,697	28,398	2,299	30,315
Total current liabilities	**463,143**	**544,942**	**-81,798**	**500,769**
Long-term liabilities:				
Bonds	220,000	210,000	10,000	215,000
Long-term debt	315,061	293,351	21,710	299,383
Long-term payables for acquisition of railway properties	526,946	538,197	-11,251	564,585
Long-term payables for leased railway facilities	-	-	-	49,807
Deferred tax liabilities	103	977	-874	1,378
Retirement allowances for employees	204,122	208,934	-4,811	176,217
Other long-term liabilities	107,611	110,594	-2,983	112,055
Total long-term liabilities	**1,373,845**	**1,362,056**	**11,789**	**1,418,429**
Total liabilities	**1,836,988**	**1,906,998**	**-70,009**	**1,919,198**
Minority interest	**24,300**	**23,598**	**701**	**22,095**
Shareholders' equity				
Capital stock	100,000	100,000	-	100,000
Capital surplus	55,000	55,000	-	55,000
Consolidated retained earnings	352,063	319,491	32,571	304,342
Evaluation differences on other securities	3,403	5,597	-2,194	4,302
Treasury stock	-327	-327	-	-327
Total shareholders' equity	**510,139**	**479,762**	**30,377**	**463,317**
Total liabilities, minority interest, and shareholders' equity	**2,371,428**	**2,410,358**	**-38,930**	**2,404,612**

CONSOLIDATED STATEMENTS OF INCOME

(Figures less than ¥1 million have been omitted)

	Millions of yen			
	Six months ended September 30, 2004	Six months ended September 30, 2003	Change from the previous interim period	Year ended March 31, 2004
Operating revenues	**601,528**	**592,204**	**9,324**	**1,215,735**
Operating expenses:				
Transportation and other services and cost of sales	436,181	432,570	3,610	882,886
Selling, general and administrative expenses	93,461	96,803	-3,341	205,918
	529,643	**529,374**	**268**	**1,088,804**
Operating income	**71,884**	**62,829**	**9,055**	**126,930**
Nonoperating revenues:				
Interest and Dividend	223	320	-96	398
Equity in earnings of affiliates	379	620	-241	1,018
Other	1,320	1,185	134	5,918
	1,923	**2,126**	**-203**	**7,336**
Nonoperating expenses:				7,336
Interest	21,613	23,156	-1,542	45,736
Other	362	290	71	2,666
	21,976	**23,446**	**-1,470**	**48,403**
Recurring profit	**51,831**	**41,509**	**10,321**	**85,863**
Extraordinary profits:				
Proceeds from construction contract	**5,222**	**16,619**	**-11,396**	29,792
Compensation for expropriation	0	-	0	7,684
Gain on sales of investments in securities	25,049	6,549	18,499	7,609
Reversal of long-term payables for leased railway facilities	-	-	-	52,797
Other	2,715	3,256	-541	13,031
	32,987	**26,425**	**6,562**	**110,915**
Extraordinary losses:				
Loss on reduction entry of proceeds from construction	5,126	16,523	-11,396	28,988
Loss on reduction entry of compensation for expropriation	**0**	**-**	**0**	**6,777**
Recognition of the prior service cost of retirement benefits due to change in retirement system	-	-	-	38,669
Provision for losses on liquidation of businesses	-	-	-	20,660
Losses on revaluation of fixed assets	3,927	-	3,927	-
Other	3,313	6,448	-3,134	12,949
	12,369	**22,971**	**-10,602**	**108,044**
Income before income taxes adjustment	72,450	44,963	27,486	88,734
Corporation, inhabitants and enterprise taxes	29,619	27,232	2,387	49,832
Income taxes – deferred	859	-9,425	10,285	-10,033
Minority interests in earnings of consolidated subsidiaries	1,205	289	915	1,918
Net income	40,765	26,867	13,898	47,016

APPROPRIATION OF CONSOLIDATED RETAINED EARNINGS

(Figures less than ¥1 million have been omitted)

	Millions of yen			
	Six months ended September 30, 2004	Year ended March 31, 2004	Change from the previous year	Six months ended September 30, 2003
Capital surplus at beginning of the period	**55,000**	**55,000**	**-**	**55,000**
Capital surplus at end of the period	**55,000**	**55,000**	**-**	**55,000**
Retained earnings at beginning of the period	**319,491**	**281,695**	**37,796**	**281,695**
Increase in retained earnings	**40,765**	**47,979**	**-7,213**	**27,830**
Net income	40,765	47,016	-6,250	26,867
Increase in retained earnings due to addition of consolidated subsidiaries	-	926	-926	926
Increase in retained earnings due to a merger between a consolidated subsidiary and an affiliate	-	36	-36	36
Appropriation of retained earnings	**8,193**	**10,183**	**-1,989**	**5,183**
Cash dividends	8,000	10,000	-2,000	5,000
Directors' bonuses	193	183	10	183
(Including corporate auditors' bonuses)	(24)	(23)	(1)	(23)
Retained earnings at end of the period	**352,063**	**319,491**	**32,571**	**304,342**

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Figures less than ¥1 million have been omitted)

	Millions of yen			
	Six months ended September 30, 2004	Six months ended September 30, 2003	Change from the previous interim period	Year ended March 31, 2004
I. Cash flows from operating activities				
Income before income taxes adjustments	72,450	44,963	27,486	88,734
Depreciation and amortization	55,446	55,553	-106	115,361
Losses on revaluation of fixed assets	3,927	-	3,927	-
Loss on reduction entry of fixed assets	5,126	16,523	-11,396	28,988
Loss from disposal of fixed assets	2,867	2,359	508	9,024
Loss on write-down of investment securities	49	27	21	460
Amortization of consolidation adjustment	134	52	82	104
Change in allowance for doubtful accounts	-2	-299	296	-78
Change in allowance for retirement benefits	-4,811	-5,634	822	27,082
Change in allowance for bonuses	-583	-191	-391	-1,406
Change in other reserves	-1	-4,013	4,012	16,032
Interest and dividends receivable	-223	-320	96	-398
Interest expenses	21,613	23,156	-1,542	45,736
Investment income from accounted for by the equity method	-379	-620	241	-1,018
Proceeds from construction contract	-5,222	-16,619	11,396	-29,792
Change in accounts receivable	1,449	7,148	-5,698	-1,327
Change in inventories	-6,744	-9,835	3,090	-2,095
Change in accounts payable	-24,386	-29,930	5,543	-72,696
Change in accrued consumption tax	-3,405	3,791	-7,197	4,023
Other	-29,292	-4,010	-25,281	3,661
Sub-total	88,012	82,100	5,912	230,397
Interest and dividends received	218	314	-96	389
Interest paid	-21,598	-23,231	1,632	-46,178
Income taxes paid	-28,846	-23,163	-5,682	-44,378
Net cash provided by operating activities	**37,785**	**36,020**	**1,765**	**140,229**
II. Cash flows from investing activities				
Cash placed in time deposits (maturities of more than 3 months)	-320	-451	131	-771
Cash withdrawn from time deposits (maturities of more than 3 months)	321	366	-44	816
Purchases of property, plant and equipment	-58,951	-75,565	16,614	-142,773
Proceeds from sales of property, plant and equipment	2,269	1,592	677	5,551
Receipts of contributions for the construction of railway facilities	21,417	17,398	4,018	36,719
Purchases of investment securities	-319	-616	296	-650
Proceeds from sales of investment securities	26,431	8,341	18,090	10,243
Decrease in loans	-247	-291	43	-328
Collections of loans and advances	592	203	388	454
Other	-239	-245	6	-953
Net cash used in investing activities	**-9,045**	**-49,268**	**40,223**	**-91,691**
III. Cash flows from financing activities				
Change in short-term borrowings, net	904	1,077	-173	1,126
Increase in long-term debt	32,000	36,300	-4,300	39,500
Repayment of long-term debt	-50,719	-43,200	-7,519	-61,327
Proceeds from issuance of bonds	10,000	-	10,000	20,000
Payments for amortization of bonds	-	-	-	-25,000
Repayment of Long-term payables of acquisition of railway properties	-11,229	-11,049	-180	-35,340
Cash dividends	-7,966	-5,004	-2,962	-10,011
Payment of cash dividends to minority interests	-112	-112	-	-112
Other	4,288	3,249	1,038	3,174
Net cash used in financing activities	**-22,837**	**-18,739**	**-4,097**	**-67,991**
IV. Change in cash and cash equivalents, net	**5,902**	**-31,987**	**37,890**	**-19,453**
V. Cash and cash equivalents at beginning of the period	**70,655**	**89,310**	**-18,655**	**89,310**
VI. Change in cash and cash equivalents accompanying consolidation of additional subsidiaries	**-**	**798**	**-798**	**798**
VII.Cash and cash equivalents at end of the period	**76,558**	**58,121**	**18,437**	**70,655**

SEGMENT INFORMATION

1. Information by business segment

Six months ended September 30, 2003

	Millions of yen						
	Transportation	Sales of goods and food services	Real estate	Other	Total	Eliminations and intergroup	Consolidated
Operating revenues and income:							
Operating revenues from third parties	408,487	95,826	28,478	59,411	592,204	—	592,204
Intergroup operating revenues and transfers	8,405	16,212	5,824	50,123	80,566	(80,566)	—
Total sales	416,892	112,039	34,303	109,534	672,770	(80,566)	592,204
Operating expenses	365,828	109,209	25,807	109,295	610,140	(80,766)	529,374
Operating income	51,064	2,829	8,495	239	62,629	199	62,829

Six months ended September 30, 2004

	Millions of yen						
	Transportation	Sales of goods and food services	Real estate	Other	Total	Eliminations and intergroup	Consolidated
Operating revenues and income:							
Operating revenues from third parties	415,780	96,987	28,597	60,162	601,528	-	601,528
Intergroup operating revenues and transfers	8,296	17,763	5,961	50,782	82,804	(82,804)	-
Total sales	424,076	114,751	34,558	110,945	684,332	(82,804)	601,528
Operating expenses	365,523	111,794	25,295	110,095	612,708	(83,065)	529,643
Operating income	58,553	2,956	9,263	850	71,624	260	71,884

Fiscal 2004 (April 1, 2003 to March 31, 2004)

	Millions of yen						
	Transportation	Sales of goods and food services	Real estate	Other	Total	Eliminations and intergroup	Consolidated
Operating revenues and income:							
Operating revenues from third parties	827,639	196,856	57,970	133,269	1,215,735	-	1,215,735
Intergroup operating revenues and transfers	16,618	32,959	12,016	123,964	185,559	(185,559)	-
Total sales	844,258	229,815	69,987	257,233	1,401,294	(185,559)	1,215,735
Operating expenses	749,841	224,147	51,967	247,580	1,273,537	(184,733)	1,088,804
Operating income	94,417	5,667	18,019	9,653	127,757	(826)	126,930

Notes: 1. Fractional sums less than ¥1 million have been omitted.

2. Method of defining business segments: With the standard breakdown of Japanese manufacturers as a base, business segments have been determined in a way that shows as precisely and accurately as possible the actual diversity of present business conditions.

3. Main activities of business segments

Transportation: railways, ferries, buses

Sales of goods and food services: department store, sales of food and beverages, wholesale of various goods, etc.

Real estate business: brokerage and leasing of real estate, operation of shopping center

Other: hotels, travel services, rental of goods, construction, etc.

2. Information by location

As there were no overseas subsidiaries in the interim period of fiscal 2004 or 2005, this item was not included.

3. Overseas sales

As there were no overseas sales in the interim period of fiscal 2004 or 2005, this item was not included.

FLASH REPORT (NON-CONSOLIDATED BASIS)

Company name: West Japan Railway Company

Stock listings: Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya and Fukuoka Stock Exchanges

Code number: 9021

URL: http://www.westjr.co.jp

Address of headquarters: 4-24, Shibata 2-chome, Kita-ku, Osaka 530-8341, Japan

President: Takeshi Kakiuchi

For further information, please contact: Tatsuo Kijima, General Manager, Corporate Communications Department

Telephone: +81-6-6375-8889

Date for Convening the Board of Directors Meeting for Approval of the Non-Consolidated Financial Statements: November 5, 2004

Interim dividends: Yes

Date of payment of interim dividends: December 10, 2004

Unit stock system: No

1. Results for six months ended September 30, 2004

(1) Operating results

(Figures less than ¥1 million have been omitted)

	Operating revenues (% change from the previous interim period)		Operating income (% change from the previous interim period)		Recurring profit (% change from the previous interim period)	
	Millions of yen		Millions of yen		Millions of yen	
Six months ended September 30, 2004	424,230	(1.6)	63,790	(13.0)	44,339	(25.0)
Six months ended September 30, 2003	417,703	(-2.0)	56,436	(0.3)	35,475	(5.5)
Year ended March 31, 2004	845,892		105,475		65,028	

	Net income (% change from the previous interim period)		Net income per share
	Millions of yen		Yen
Six months ended September 30, 2004	36,018	(47.1)	18,009.02
Six months ended September 30, 2003	24,486	(23.4)	12,243.18
Year ended March 31, 2004	37,174		18,536.62

Notes: 1. Average number of shares outstanding during period:

Six months ended September 30, 2004: 2,000,000 shares

Six months ended September 30, 2003: 2,000,000 shares

Year ended March 31, 2004: 2,000,000 shares

2. Changes in accounting method: The JR-West Group made an early application of fixed asset impairment accounting principles.

3. Percentages indicate year-on-year increase/(decrease) in operating revenues, operating income, recurring profit, and net income.

(2) Dividends

	Interim dividends per share	Dividends per share for the fiscal years
	Yen	Yen
Six months ended September 30, 2004	2,500.00	-
Six months ended September 30, 2003	2,500.00	-
Year ended March 31, 2004	-	6,500.00

Note: Dividends of this period include no commemorative dividend and no special dividend.

(3) Financial position

	Total assets	Total shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
Six months ended September 30, 2004	2,110,512	466,309	22.1	233,154.96
Six months ended September 30, 2003	2,120,493	430,152	20.3	215,076.04
Year ended March 31, 2004	2,126,893	439,381	20.7	219,640.07

Note: Number of shares outstanding at period end:

Six months ended September 30, 2004: 2,000,000 shares

Six months ended September 30, 2003: 2,000,000 shares

Year ended March 31, 2004: 2,000,000 shares

There was no outstanding treasury stock at September 30, 2004 and 2003, and March 31, 2004

2. Forecasts for fiscal 2005 (April 1, 2004 to March 31, 2005)

	Operating revenues	Recurring profit	Net income	Dividends per share for the fiscal year	
				Year end dividends	
	Millions of yen	Millions of yen	Millions of yen	Yen	Yen
Fiscal year	848,300	74,000	48,000	2,500.00	5,000.00

(Reference) Net income per share for the fiscal year is forecast to be ¥ 23,949.50.

NON-CONSOLIDATED BALANCE SHEETS

(Figures less than ¥1 million have been omitted)

	Millions of yen			
	September 30, 2004	March 31, 2004	Change from the previous year	September 30, 2003
ASSETS				
Current assets:				
Cash	58,903	42,746	16,157	33,384
Railway fares receivable	22,217	14,271	7,946	17,302
Accounts receivable	7,610	11,951	-4,341	8,061
Accrued income	2,199	4,383	-2,183	2,803
Short-term loans	6,955	8,432	-1,476	8,973
Real estate for sale	31	45	-13	64
Materials and supplies	6,557	4,405	2,152	7,563
Prepaid expenses	3,761	1,961	1,800	4,101
Deferred tax assets	15,646	21,050	-5,404	17,350
Other current assets	7,963	6,676	1,286	7,580
Less allowance for doubtful accounts	-187	-197	10	-111
Total current assets	**131,659**	**115,727**	**15,931**	**107,074**
Fixed assets:				
Railway	1,562,463	1,582,454	-19,990	1,579,193
Ferry	178	187	-8	177
Other operations	57,340	57,885	-545	60,850
Related business	77,587	82,805	-5,217	85,781
Construction in progress	69,501	66,876	2,625	66,940
Investments and advances:	**211,780**	**220,956**	**-9,175**	**220,475**
Investment securities	12,803	15,755	-2,952	14,401
Stocks of subsidiaries	122,026	127,042	-5,015	127,006
Long-term loans	13,657	13,221	436	11,581
Long-term prepaid expense	2,451	2,805	-353	2,737
Deferred tax assets	59,122	54,882	4,240	57,841
Other investments and advances	2,501	8,012	-5,510	7,759
Less allowance for doubtful accounts	-782	-762	-20	-852
Total fixed assets	**1,978,853**	**2,011,165**	**-32,312**	**2,013,418**
Total assets	**2,110,512**	**2,126,893**	**-16,381**	**2,120,493**

NON-CONSOLIDATED BALANCE SHEETS

	Millions of yen			
	September 30, 2004	March 31, 2004	Change from the previous year	September 30, 2003
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Short-term borrowings	103,641	103,166	474	81,659
Current portion of long-term debt	8,976	51,026	-42,050	57,126
Current portion of long-term payables for the acquisition of railway properties	37,745	37,723	21	35,627
Current portion of long-term payables	1,208	1,168	40	1,168
Accounts payable	49,446	98,599	-49,152	56,812
Accrued expenses	18,883	18,264	618	19,016
Accrued consumption tax	3,829	6,501	-2,672	6,675
Accrued income tax	25,244	23,268	1,976	24,072
Railway deposits received	6,825	3,359	3,465	9,602
Deposits	11,216	11,672	-456	12,235
Prepaid railway fares received	34,427	30,012	4,414	33,631
Deposits received	106,150	79,630	26,519	97,693
Advance payments received	1,407	412	995	1,252
Allowance for bonuses	29,456	30,432	-976	31,242
Reserve for repairs on concrete structures	-	-	-	504
Reserve for losses on liquidation of businesses	-	21,210	-21,210	-
Other current liabilities	1,999	460	1,539	373
Total current liabilities	**440,457**	**516,909**	**-76,451**	**468,695**
Long-term liabilities:				
Bonds	220,000	210,000	10,000	215,000
Long-term debt	225,733	198,221	27,512	199,509
Long-term payables for acquisition of railway properties	526,946	538,197	-11,251	564,585
Long-term payables	27,051	27,675	-624	28,259
Long-term payables for leased railway facilities	-	-	-	49,807
Retirement allowances for employees	186,708	191,647	-4,938	159,639
Other long-term liabilities	17,305	4,861	12,443	4,845
Total long-term liabilities	**1,203,744**	**1,170,603**	**33,141**	**1,221,646**
Total liabilities	**1,644,202**	**1,687,512**	**-43,309**	**1,690,341**
Shareholders' equity:				
Capital stock	**100,000**	**100,000**	**-**	**100,000**
Capital surplus	**55,000**	**55,000**	**-**	**55,000**
Capital reserve	**55,000**	**55,000**	**-**	**55,000**
Retained earnings:	**308,505**	**280,588**	**27,917**	**272,900**
Earned legal surplus	11,327	11,327	-	11,327
Voluntary reserves	217,647	193,426	24,220	193,426
Reserved for advanced depreciation on property	7,647	3,426	4,220	3,426
Other reserves	210,000	190,000	20,000	190,000
Unappropriated retained earnings	79,530	75,834	3,696	68,146
Evaluation differences on other securities	2,804	3,792	-988	2,251
Total shareholders' equity	**466,309**	**439,381**	**26,928**	**430,152**
Total liabilities and shareholders' equity	**2,110,512**	**2,126,893**	**-16,381**	**2,120,493**

NON-CONSOLIDATED STATEMENTS OF INCOME

(Figures less than ¥1 million have been omitted)

	Millions of yen			
	Six months ended September 30, 2004	Six months ended September 30, 2003	Change from the previous interim period	Year ended March 31, 2004
Operating revenues:				
Transportation	376,966	372,643	4,322	750,813
Transportation incidentals	11,373	11,324	48	23,074
Other operations	9,032	9,271	-239	18,536
Miscellaneous	26,859	24,463	2,395	53,467
	424,230	**417,703**	**6,527**	**845,892**
Operating expenses:				
Personnel costs	143,368	147,343	-3,974	294,508
Non personnel costs	137,451	131,502	5,949	291,014
Energy costs	18,424	18,459	-34	36,617
Maintenance costs	54,649	52,144	2,505	121,963
Miscellaneous costs	64,377	60,897	3,478	132,433
Rental payments	12,359	15,671	-3,311	30,866
Taxes	21,041	20,572	468	28,259
Depreciation	46,219	46,178	41	95,767
	360,440	**361,267**	**-827**	**740,416**
Operating income	**63,790**	**56,436**	**7,354**	**105,475**
Non operating revenues	1,206	1,044	161	5,173
Non operating expenses	20,657	22,004	-1,347	45,620
Recurring profit	**44,339**	**35,475**	**8,863**	**65,028**
Extraordinary profit	27,944	25,976	1,967	109,053
Extraordinary loss	10,576	21,382	-10,806	105,559
Income before income taxes	**61,706**	**40,069**	**21,637**	**68,523**
Income taxes-current	23,830	23,436	394	41,007
Income taxes-deferred	1,858	-7,853	9,711	-9,658
Net income	**36,018**	**24,486**	**11,531**	**37,174**
Retained earnings carried forward from the previous period	43,512	43,660	-147	43,660
Interim dividends	-	-	-	5,000
Unappropriated retained earnings	**79,530**	**68,146**	**11,384**	**75,834**

Supplemental Financial Data

1. Forecasts for fiscal 2005 (Consolidated Basis)

	Forecast for fiscal 2005	Fiscal 2004	Change from the previous year
	Billions of yen	Billions of yen	Billions of yen
Operating revenues	1,222.9	1,215.7	7.1
Operating income	131.3	126.9	4.3
Recurring profit	93.5	85.8	7.6
Net income	57.2	47.0	10.1

2. Earnings forecasts for fiscal 2005 by segment (Consolidated Basis)

	Transportation	Sales of goods and food services	Real estate	Other
	Billions of yen	Billions of yen	Billions of yen	Billions of yen
Operating revenues	847.4	231.3	70.6	260.3
Operating income	99.3	4.8	18.0	10.1

3. Forecasts for fiscal 2005 (Non-Consolidated Basis)

	Forecast for fiscal 2005	Fiscal 2004	Change from the previous year
	Billions of yen	Billions of yen	Billions of yen
Operating revenues (Transportation)	848.3 (753.3)	845.8 (750.8)	2.4 2.4
Operating income	110.0	105.4	4.5
Recurring profit	74.0	65.0	8.9
Net income	48.0	37.1	10.8

4. Other detailed data

(Number of persons, Billions of yen, %)

	Fiscal 2005 interim period		Fiscal 2004 interim period		Forecast for fiscal 2005	
	Consolidated Basis	Non-Consolidated Basis	Consolidated Basis	Non-Consolidated Basis	Consolidated Basis	Non-Consolidated Basis
Employees at end of period (Includes staff seconded to other companies)	43,977 -	27,200 (31,933)	45,207 -	28,331 (33,673)	- -	- -
Retirement payment costs	30.7	28.1	30.0	27.4	-	56.2
Number of employees entitled to retirement payment	1,761	1,140	1,787	1,187	-	229.3
Maintenance costs	-	54.6	-	52.1	-	127.5
Depreciation	55.4	46.2	55.5	46.1	115.2	95.7
Financial expenses, net	-21.3	-20.0	-22.8	-21.5	-42.5	-40.1
Interest and dividend income	0.2	0.4	0.3	0.4	0.3	0.5
Interest expenses	-21.6	-20.5	-23.1	-21.9	-42.8	-40.7
Capital expenditures	41.6	34.7	63.7	54.8	137.7	112.6
Own funds	33.4	26.5	56.8	48.0	137.7	112.6
Long-term debt and payables	1,118.5	1,047.6	1,182.7	1,101.2	1,095.0	1,025.0

Notes: 1. Figures less than ¥100 million have been omitted.

2. The number of employees on a consolidated and non-consolidated basis refers to regular staff only.

5. Comparison with numeric targets of Medium-Term Management

			September 30, 2004	Forecast for fiscal 2005	Medium-Term Management Targets (Fiscal 2006)
Operating income ROA	(consolidated)	%	3.0	5.4	5.4
Operating income	(consolidated)	Billions of yen	71.8	131.3	130.0
Net income	(consolidated)	Billions of yen	40.7	57.2	50.0
Long-term debt	(consolidated)	Billions of yen	1,118.5	1,095.0	1,100.0
Long-term debt	(non-consolidated)	Billions of yen	1,047.6	1,025.0	1,000.0
Head count at the start of the fiscal year	(non-consolidated)	People	32,854		32,000